                                                                      EXHIBIT 40
                             [PENNZOIL LETTERHEAD]

FOR IMMEDIATE RELEASE                                      CONTACT: GREG PANAGOS
                                                                    713/546-8914

           PENNZOIL'S SECOND QUARTER RECURRING INCOME UP 44 PERCENT,
                  FIRST HALF RECURRING INCOME UP 118 PERCENT,
                FIRST HALF OPERATING CASH FLOW RISES 26 PERCENT

         HOUSTON (July 28,1997) -- Pennzoil Company (NYSE:PZL) today reported second quarter and first half 1997 results, emphasizing the following highlights:

         o       first half recurring income was up 118 percent to $2.04 per share;

         o       first half operating cash flow was up 26 percent, to $5.95 per share;

         o       second quarter recurring income was up 44 percent to 76 cents per share;

         o       second quarter operating cash flow was up 12 percent to $2.82 per share;

         o       oil and gas production volumes during the second quarter increased 18 percent over the first quarter of
                 1997;

         o       Pennzoil was the successful bidder on two producing blocks in Venezuela during the second quarter;

         o       two recently completed refining projects are starting to add significantly to operating income for the motor oil and refined products segment; and

         o       Pennzoil and Conoco Inc. formed a joint venture called Penreco combining portions of their specialty petroleum products businesses.

         Recurring second quarter net income increased 44 percent to $35.6 million, or 76 cents per share, compared to last year's $24.8 million, or 54 cents per share. Second quarter after-tax nonrecurring items totaled $11.7 million, including charges associated with the sale of PennUnion (a natural gas marketing subsidiary), the early retirement of debt and costs incurred in connection with Union Pacific Resources' unsolicited tender offer.





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
         Net income for the second quarter totaled $23.9 million, or 51 cents per share after nonrecurring charges, compared to net income of $24.5 million, or 53 cents per share, for the same period in 1996.

         Cash flow from operations, before changes in operating assets and liabilities, during the second quarter increased 12 percent to $132.4 million, or $2.82 per share, compared to $118.3 million, or $2.55 per share, for the same period in 1996.

         For the first half of 1997, net income more than doubled, increasing to $81.4 million, or $1.74 per share, compared to $40.3 million, or 87 cents per share, last year. On a recurring basis, the first half earnings improvement was even more impressive, with net income increasing 118 percent to $95.7 million, or $2.04 per share, versus $43.8 million, or 95 cents per share, in 1996.

         For the first half, cash flow from operations increased 26 percent to $279 million, or $5.95 per share, compared to $221.5 million, or $4.77 per share, for the same period in 1996.

         James L. Pate, chairman and chief executive officer, said, "Pennzoil has now had seven consecutive quarters of year-over-year increases in recurring earnings. This continuing improvement reflects the transformation of Pennzoil to an operationally focused company and the success of our strategic plan."

         Pate added, "Pennzoil has accomplished a great deal since the strategic plan was first approved in 1994. We have streamlined operations to achieve strong financial and operating improvements over the past two years. By following our strategic plan, Pennzoil will continue to grow and create substantial shareholder value."





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         Each of Pennzoil's business segments reported strong year-over-year operating income improvements for the second quarter. Oil and gas had a 5 percent increase, motor oil and refined products reported a 63 percent increase, and franchise operations had a 19 percent increase.

         The oil and gas segment reported second quarter operating income of $69.1 million, a 5 percent increase over last year's $65.5 million. The increase in operating income was primarily due to higher realized natural gas prices and lower general and administrative expenses and taxes, partially offset by lower production volumes and higher depreciation rates and operating expenses.

         Excluding the effect of producing property sales, second quarter 1997 oil and gas production increased approximately 5 percent compared to last year. In July of last year, Pennzoil sold noncore Canadian properties with daily production of approximately 11,200 barrels of oil equivalent (boe). As a result, second quarter daily production volumes were approximately 4,200 boe lower than last year's.

         Compared to the first quarter of 1997, daily natural gas and liquids production volumes increased nearly 25,000 boe, or 18 percent, reflecting new production from the company's two wells on the West Cameron 580 block in the Gulf of Mexico. Gross natural gas production from the block is currently about 170 million cubic feet per day (MMcf/d), or about 119 MMcf/d net to Pennzoil. In addition, the two wells currently produce about 7,600 barrels per day (b/d) of condensate, or about 5,300 b/d net to Pennzoil.

         During the second quarter, Pennzoil was the successful bidder for blocks B2X-68/79 and B2X-70/80 in Lake Maracaibo, Venezuela. The company will sign the operating agreements with Lagoven, an affiliate of Petroleos de Venezuela SA (PDVSA), for the two new blocks today.





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         Pennzoil plans to drill a total of five international exploration wells this year. In Azerbaijan, Pennzoil and its partners, LUKoil and AGIP, plan to spud the first exploration well on the Karabakh structure offshore Baku in August. In Qatar, Pennzoil will drill two exploration wells on Block 8 (100 percent Pennzoil) during the second half of this year. Also during the second half, Pennzoil will drill an exploration well in southwestern Australia on the Whicher Range concession (44 percent Pennzoil). In Egypt, Pennzoil and Repsol drilled an unsuccessful exploration well on the Southeast Gulf of Suez block (50 percent Pennzoil) during the second quarter. Pennzoil's share of the dry hole expense associated with the well totaled $3 million pretax. Pennzoil and Repsol are currently evaluating three additional drill locations on the Southeast Gulf of Suez block.

         The motor oil and refined products segment reported second quarter operating income of $25.8 million, a 63 percent increase over last year's $15.8 million. The increase in operating income was primarily due to higher margins resulting from the upgrade of Pennzoil's Shreveport refinery and higher income from the Excel Paralubes lube base oil plant joint venture. With the two refining projects coming onstream during the second quarter, refinery input increased nearly 14,500 barrels per day.

         Pate added, "With Excel Paralubes and the Shreveport refinery upgrade complete, we have accomplished one of our principal strategic goals of becoming a low-cost, efficient refiner of petroleum products."

         During the second quarter, Pennzoil and Conoco announced the formation of Penreco, a 50/50 joint venture combining portions of the two companies' specialty petroleum products businesses. Penreco will have estimated annual sales of about $200 million worldwide.





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
         Pennzoil continues as the leading marketer of motor oil in the U.S., with a market share of over 21 percent.

         The franchise operations segment, Jiffy Lube International, Inc., reported second quarter operating income of $6.3 million, a 19 percent increase over last year's $5.3 million. The year-on-year improvement was primarily due to lower expenses at company-operated stores.

         Jiffy Lube has added 157 new fast oil change centers since the second quarter last year, an increase of 12 percent. Most of the new stores are part of the company's alliance with Sears Automotive Centers. Jiffy Lube now has a total of 1,441 stores. Jiffy Lube is the largest fast oil change provider in the U.S. with over 25 percent of the market.

         Pennzoil Company explores for and produces crude oil and natural gas, manufactures and markets premium quality lubricants, including America's top selling motor oil for the past 11 years, and is the parent company of Jiffy Lube International, the world's largest franchiser of fast oil change centers.

----------------------

         This release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1984, as amended, which are intended to be covered by the safe harbors created thereby. In particular, statements concerning growth, shareholder value, increases in cash flow and wells expected to be drilled contain forward-looking information. Factors that could cause actual results or events to differ materially from those anticipated are discussed in detail in Pennzoil's Annual Report on Form 10-K for the year ended December 31, 1996.





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
The following are the unaudited results of operations for the quarter and six months ended June 30, 1997 compared with the same periods in 1996.


                                                       Three Months Ended                    Six Months Ended
                                                             June 30                             June 30
                                                   ---------------------------         ---------------------------
                                                      1997             1996               1997             1996
                                                   ----------       ----------         ----------       ----------
                                                         (Expressed in thousands except per share amounts)
 REVENUES
     Oil and Gas                                   $204,274           $204,218            $431,015        $379,300
     Motor Oil & Refined Products                   453,095            438,517             886,048         831,666
     Franchise Operations                            83,647             76,576             158,797         147,991
     Other                                           (2,460)            13,330               9,009          35,288
     Intersegment sales                             (90,199)           (96,061)           (187,512)       (170,324)
                                                    -------           --------           ---------       ---------
           Total revenues                          $648,357           $636,580          $1,297,357      $1,223,921
                                                   ========           ========          ==========      ==========
 OPERATING INCOME
     Oil and Gas                                    $69,107            $65,484            $176,286        $114,807
     Motor Oil & Refined Products                    25,802             15,780              38,851          30,208
     Franchise Operations                             6,316              5,311              10,812           9,836
     Other                                           (3,181)            10,315              12,484          25,802
                                                     ------             ------              ------          ------
           Total operating income                    98,044             96,890             238,433         180,653

 Corporate administrative expenses                   19,905             13,351              32,987          26,082
 Interest charges, net                               41,161             46,804              78,280          94,367
                                                     ------             ------              ------          ------

 Income before income tax                            36,978             36,735             127,166          60,204

 Income tax provision                                13,101             12,192              45,738          19,892
                                                     ------             ------              ------          ------

 NET INCOME                                         $23,877            $24,543             $81,428         $40,312
                                                    =======            =======             =======         =======

 EARNINGS PER SHARE                                   $0.51              $0.53               $1.74           $0.87
                                                      =====              =====               =====           =====

 AVERAGE SHARES OUTSTANDING                          46,971             46,447              46,888          46,420
                                                     ======             ======              ======          ======

 END OF PERIOD SHARES OUTSTANDING                    47,031             46,466              47,031          46,466
                                                     ======             ======              ======          ======




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
                                PENNZOIL COMPANY
                      CONDENSED CONSOLIDATED BALANCE SHEET
                                  (UNAUDITED)

                                                                                June 30,           December 31,
                                                                                   1997                1996
                                                                             --------------        ------------
                                                                                  (Expressed in Thousands)
                                                                                                    <
 ASSETS

 Current assets
     Cash and cash equivalents                                                    $   43,885          $   34,383
     Receivables                                                                     212,054             250,328
     Inventories
           Crude oil, natural gas and sulphur                                         20,419              24,365
           Motor oil and refined products                                            178,543             147,554
     Deferred income taxes                                                            16,484              20,834
     Other current assets                                                             55,771              60,128
                                                                                  ----------          ----------
 Total current assets                                                                527,156             537,592

 Net, property, plant, and equipment                                               2,438,910           2,318,084
 Marketable securities and other investments                                         953,181             955,182
 Other assets                                                                        305,572             313,396
                                                                                  ----------          ----------

 TOTAL ASSETS                                                                     $4,224,819          $4,124,254
                                                                                  ==========          ==========
 LIABILITIES AND SHAREHOLDERS' EQUITY

 Current liabilities
     Current maturities of long-term debt                                         $    2,182          $    1,181
     Accounts payable and accrued liabilities                                        275,498             274,618
     Interest accrued                                                                 30,051              30,827
     Other current liabilities                                                        77,206              86,321
                                                                                      ------              ------
 Total current liabilities                                                           384,937             392,947

 Long-term debt                                                                    2,241,594           2,217,806
 Deferred income taxes                                                               265,477             241,791
 Other liabilities                                                                   287,352             302,635
                                                                                     -------             -------
 TOTAL LIABILITIES                                                                 3,179,360           3,155,179
                                                                                   =========           =========
 COMMITMENTS AND CONTINGENCIES

 SHAREHOLDERS' EQUITY                                                              1,045,459             969,075
                                                                                   ---------             -------

 TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                       $4,224,819          $4,124,254
                                                                                  ==========          ==========



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
                                PENNZOIL COMPANY
                           CASH FLOW FROM OPERATIONS
                                  (UNAUDITED)

                                                           Three Months Ended              Six Months Ended
                                                                June 30                        June 30
                                                          -------------------            --------------------
                                                          1997           1996            1997            1996
                                                           (Expressed in thousands except per share amounts)
                     Description

 CASH FLOWS FROM OPERATING ACTIVITIES
 Net income                                                $23,877       $ 24,543         $81,428         $40,312
 Adjustments to not income

    Depreciation, depletion and amortization                74,784         73,009         137,351         138,999
    Dry holes and impairments                                6,815          3,599           9,231           5,173
    Deferred income tax                                      9,112         13,031          28,681          19,402

    Non-cash items and other non-operating items            17,773          4,103          22,270          17,590

 NET CASH FROM OPERATING ACTIVITIES BEFORE CHANGES
 IN OPERATING ASSETS
 AND LIABILITIES                                          $132,361       $118,285        $278,961        $221,476

 CASH FLOW FROM OPERATIONS PER SHARE                      $   2.82       $   2.55        $   5.95        $   4.77
                                                          --------       --------        --------        --------

 Other exploration expense                                   5,464          8,264          13,089          16,535
                                                          --------       --------        --------        --------

 CASH FLOW FROM OPERATIONS ADJUSTED
 FOR TOTAL EXPLORATION EXPENSE                            $137,825       $126,549        $292,050        $238,011
                                                          ========       ========        ========        ========

 CASH FLOW FROM OPERATIONS PER SHARE
   ADJUSTED FOR TOTAL EXPLORATION
   EXPENSE                                                $   2.93       $   2.72        $   6.23        $   5.13
                                                          ========       ========        ========        ========

 AVERAGE SHARES OUTSTANDING                                 46,971         46,447          46,888          46,420




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
                                PENNZOIL COMPANY
                              OPERATING HIGHLIGHTS
                                  (UNAUDITED)


                                                            Three Months Ended              Six Months Ended
                                                                 June 30                        June 30
                                                           -------------------            --------------------
                                                           1997           1996            1997            1996
                                                                                                     <
 OPERATING DATA
 OIL AND GAS

    Net production
         Crude oil, condensate and natural gas
           liquids (barrels per day)                        62,781         65,009          58,232          62,706
         Natural gas produced for sale (Mcf per            616,360        628,472         570,111         594,123
         day)
    Weighted average prices
         Crude oil, condensate and natural gas
            liquids (per barrel)                       $     15.66    $     15.51     $     17.40     $     14.86
         Natural gas (per Mcf)                         $      1.98    $      1.83     $      2.34     $      1.81

    Costs and expenses ($/BOE)
         Operating expense excl.  COS                  $      2.92    $      2.65     $      2.99     $      2.77
         Costs of sales                                       0.07           0.09            0.09            0.09
         General and administrative expense                   0.79           1.00            0.87            0.95
         Other taxes                                          0.53           0.65            0.62            0.67
                                                       -----------    -----------     -----------     -----------
            Total ($/BOE)                              $      4.31    $      4.39     $      4.57     $      4.48

         DD&A expense ($/BOE)                          $      3.85    $      3.82     $      3.80     $      3.77

 MOTOR OIL & REFINED PRODUCTS
    Sales (barrels per day)
         Gasoline and naphtha                               20,696         21,177          19,120          20,898
         Distillates and gas oils                           24,943         26,527          27,702          27,078
         Lubricating oil and other specialty products       31,378         24,807          28,662          23,328
         Residual fuel oils                                  1,114          4,095           2,307           4,068
                                                       -----------    -----------     -----------     -----------
             Total sales (barrels per day)                  78,131         76,606          77,791          75,372
                                                       ===========    ===========     ===========     ===========

    Raw materials processed (barrels per day) (1)           56,285         54,148          54,652          52,782

    Refining capacity (barrels per day) (1)                 62,700         62,700          62,700          62,700

 FRANCHISE OPERATIONS

    Domestic systemwide sales (in thousands)           $   194,859    $   178,596     $   373,564     $   343,414

    Same center sales (in thousands)                   $   177,970    $   177,800     $   341,100     $   341,149

    Centers open (U.S.)                                      1,441          1,275           1,441           1,275

(1)  Excludes Excel Paralubes





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